American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
January 19, 2007
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Oil & Gas, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 6, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
     Filed May 19, 2006, August 11, 2006 and November 20, 2006
Response letter dated January 3, 2007
File No. 1-31900
Dear Mr. Newberry:
Thank you for your letter of January 11, 2007, containing comments on my January 3, 2007 Response Letter on behalf of American Oil & Gas, Inc.
In response to your January 11, 2007 letter, American will amend its 2005 Form 10-KSB to correctly account for the 2004 and 2005 changes in proved reserves and changes in Standardized Measure.
I am preparing a response to your January 11, 2007 letter’s other Comment, which relates to the accounting of the TCC merger. I plan to send to you that response sometime next week. The response will include the merger agreement and fairness opinion requested in your letter of January 11.

Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten
Chief Financial Officer